Exhibit 99.1

Innoviz Technologies Provides Commercial Updates
and Reports Third Quarter 2022 Financial Results

New customer win in Asia expands Innoviz’s geographic footprint and adds new leading autonomous driving platform partner

Innoviz grew its forward-looking order book to $6.9 billion, upgraded production throughput, shipped D-Sample units to customers, and accelerated its momentum in non-automotive markets

TEL AVIV, Israel, November 9, 2022 – Innoviz Technologies Ltd. (Nasdaq: INVZ) (the “Company” or “Innoviz”), a Tier-1 supplier of high-performance, solid-state LiDAR sensors and perception software, today provided updates on commercial progress, technology leadership, and corporate developments and reported its financial results for the third quarter ended September 30, 2022.

Management Commentary

“Our results in the third quarter underscore our ongoing strategic execution and the substantial progress we are making to strengthen our position as a Tier-1 supplier to the world's top car makers, along with a rapidly growing list of non-automotive customers,” said Omer Keilaf, CEO of Innoviz. “We are proud of our latest OEM program win in Asia and our recent customer momentum, having posted a win in back-to-back quarters. We are encouraged by our robust pipeline, which includes many of the world’s largest OEMs, in addition to the well-known names that are already in our order book.  We are excited with where Innoviz stands today, and as we look ahead, we are confident in our ability to maintain our position as a leader in our industry as we continue to deliver for our customers.”

Commercial Progress

As previously announced on September 8, 2022, an Asia-based, emerging global EV leader selected Innoviz to serve as its direct LiDAR supplier for series production passenger vehicles. Innoviz plans to supply the emerging EV leader with the InnovizTwo LiDAR sensor for its production vehicles, further strengthening the Company’s leadership in L3 automation around the world.

•
The selection represents Innoviz’s first win in Asia, fourth major design win and second consecutive Tier 1 win for series production of passenger vehicles as a direct LiDAR supplier, validating the Company’s strategy to become a direct supplier.

•	We expect this new win, when combined with the two existing production launches next year, will further support the Company’s ability to grow its revenues meaningfully in the coming years.

•
From a geographic standpoint, the design-win expands Innoviz’s global reach and production footprint in Asia, marking an important step in the Company’s platform expansion efforts. We believe it also strengthens Innoviz’s position with other Asian OEM’s currently in the Company’s pipeline.

•
The deal also marks the Company’s first production win with a new technology partner. Innoviz now has production wins with two of the industry’s three major autonomous driving technology platform partners, offering an important advantage over competitors in upcoming customer decision making, as we increasingly become an off-the-shelf solution for OEMs.

•	Following the Company’s recent quarterly business progress, Innoviz is updating its forward-looking order book to $6.9 billion.

Innoviz is accelerating its production and design efforts and positioning the business to continue growing and delivering for customers across the automotive space.

•	The Company made significant progress towards series production for customers, moving to the D-sample stage, the final step before the start of production.

•	The Company currently works directly with OEMs representing roughly 15% of the global market.

•
In Q2 2022, Innoviz disclosed 12 programs in the RFI or RFQ process. With the Company’s new Asia-based OEM converted to a full production customer, it now has 11 OEMs in the RFI and RFQ process and expects an additional one to three new decisions by OEMs in the next six months.

•	Collectively, the 11 OEM’s in the Company’s pipeline produce approximately 40 million vehicles per year, representing an additional roughly 42% of the global market.

•
The Company targeted 10 pre-production programs, one commercial agreement and a 30% increase in its forward-looking order book in 2022. As of September 30, 2022, the Company boasts 14 pre-production programs, two commercial agreements and a 165% year to date increase in its forward-looking order book.

Technology Leadership

Innoviz remains committed to investing in technology development and perception software.

•
The Company remains on track to introduce the all-new Innoviz360 at CES in January 2023. This breakthrough product is expected to unlock exceptional price and performance metrics for a spinning LiDAR, opening new markets in both the automotive and non-automotive segments.

Innoviz also remains focused on leveraging the maturity of InnovizOne to benefit non-automotive segments, expanding its global market reach further beyond the automotive industry. During the quarter, Innoviz announced three new strategic projects with existing and new non-automotive partners:

•	Kudan, a 3D digital mapping solutions provider for a broad range of applications including HD maps, robotics, construction, surveying, and "digital twinning" and the "industrial metaverse;”

•	Sensagrate, a smart city technology provider that enables real-time traffic, pedestrian and cyclist safety via intersection monitoring and analysis; and

•
HiRain Technologies, a leading technology solution provider for the transportation market in China that provides autonomous trucks and AGVs, as well as Vehicle to Anything (V2X) applications, to improve operational efficiency, mitigate risks and enhance worker safety.

Corporate Developments

To better position itself for long-term growth, Innoviz moved its corporate headquarters to a new facility in Rosh Ha’ayin, Israel. The move included the Company’s Israel-based production lines, and the resulting downtime and re-installation was used for meaningful improvements in its systems. These upgrades have resulted in substantially reduced cycle times and a significant improvement in throughput for the calibration and testing processes. The move has eliminated a key bottleneck in the overall production process that will enable more InnovizOne units to be sold into non-automotive markets beginning in the fourth quarter of 2022 and ramping into 2023.

Third Quarter 2022 Financial Results

Revenues in the third quarter of 2022 were $0.9 million, compared to $2.1 million in the third quarter of 2021, with revenues impacted primarily by downtime from the Company’s headquarter move and related testing and calibration system upgrades. The Company expects InnovizOne sales to normalize in the fourth quarter of 2022.

Operating expenses in the third quarter of 2022 were $31.3 million, compared to $30.0 million in the third quarter of 2021. Operating expenses in the third quarter of 2022 included $4.9 million of share-based compensation compared to $8.2 million of share-based compensation in the third quarter of 2021. The increase in operating expenses in the third quarter of 2022 compared to the third quarter of 2021 was primarily due to an increase in head count, partially offset by a decrease in share-based compensation.

Research and development expenses in the third quarter of 2022 were $24.2 million, an increase from $20.6 million in the third quarter of 2021. Research and development expenses in the third quarter of 2022 included $3.2 million attributable to share-based compensation compared to $3.7 million in the third quarter of 2021.

Innoviz maintains a high liquidity level with approximately $218 million in cash, short term deposits, short term restricted cash and marketable securities as of September 30, 2022.

Guidance

Innoviz reaffirms the following 2022 guidance it has previously provided:

•	The Company has achieved its stated goal of winning at least one new series production award in 2022, and to date has delivered two.
•	The Company expects to increase its forward-looking order book by more than 30% by the end of 2022 and has already delivered a 165% increase year to date.
•	The Company has achieved its expected stated goal to secure 10 pre-production programs during 2022. To date, the Company has participated in 14.

Conference Call

Innoviz management will hold a web conference today, November 9, 2022, at 9:00 a.m. Eastern time (6:00 a.m. Pacific time) to discuss these results. Innoviz CEO Omer Keilaf and CFO Eldar Cegla will host the call, followed by a question-and-answer session.

Investors are invited to attend by registering in advance here. All relevant information will be sent upon registration.

A replay of the webinar will also be available shortly after the call in the Investors section of Innoviz’s website for 90 days.

About Innoviz Technologies

Innoviz is a global leader in LiDAR technology, working towards a future with safe autonomous vehicles on the world's roads. Innoviz's LiDAR and perception software "see" better than a human driver and reduce the possibility of error, meeting the automotive industry's strictest expectations for performance and safety. Operating across the U.S., Europe, and Asia, Innoviz has been selected by internationally recognized premium car brands for use in consumer vehicles as well as by other commercial and industrial leaders for a wide range of use cases. For more information, visit www.innoviz-tech.com

Join the discussion: Facebook, LinkedIn, YouTube, Twitter

Media Contact
Media@innoviz-tech.com

Investor Contact (US)	Investor Contact (Israel)
Rob Moffatt	Maya Lustig
VP, Corporate Development & IR	Director, Investor Relations
Innoviz Technologies	Innoviz Technologies
+1 (203) 665-8644	+972 54 677 8100
Investors@innoviz-tech.com	Investors@innoviz-tech.com

Forward Looking Statements

This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by Innoviz, the anticipated technological capability of Innoviz’s products, the markets in which Innoviz operates, Innoviz’s forward-looking order book, and Innoviz's projected future results. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. “Forward-looking order book" is the cumulative projected future sales of hardware and perception software based on current estimates of volumes and pricing relating to a project. Many factors could cause actual future events, and, in the case of our forward-looking order book, actual orders, to differ materially from the forward-looking statements in this announcement including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to convert design wins into definitive orders and the magnitude of such orders, the ability to identify and realize additional opportunities, and potential changes and developments in the highly competitive LiDAR technology and related industries. The foregoing list is not exhaustive. You should carefully consider such risk and the other risks and uncertainties described in Innoviz's annual report on Form 20-F filed with the SEC on March 30, 2022 and other documents filed by Innoviz from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Innoviz gives no assurance that it will achieve its expectations.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Nine Months Ended September 30,		Three Months Ended September 30,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)

Revenues	$4,449	$3,811	$878	$2,076
Cost of revenues	(10,677)	(5,737)	(4,593)	(2,201)

Gross loss	(6,228)	(1,926)	(3,715)	(125)

Operating expenses:
Research and development	68,862	69,397	24,162	20,576
Selling and marketing	7,875	20,834	2,494	3,652
General and administrative	14,341	30,179	4,597	5,753

Total operating expenses	91,078	120,410	31,253	29,981

Operating loss	(97,306)	(122,336)	(34,968)	(30,106)

Financial income, net	4,852	2,827	812	3,735

Loss before taxes on income	(92,454)	(119,509)	(34,156)	(26,371)
Taxes on income	(97)	(132)	(49)	(60)

Net loss	$(92,551)	$(119,641)	$(34,205)	$(26,431)

Basic and diluted net loss per ordinary share	$(0.69)	$(1.35)	$(0.25)	$(0.20)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	134,939,362	92,115,826	135,602,409	133,430,689

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2022	2021
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$32,593	$23,640
Short term restricted cash	723	901
Bank deposits	135,546	230,483
Marketable securities	34,602	11,607
Trade receivables	778	513
Inventory	4,708	4,256
Prepaid expenses and other current assets	3,254	3,029
Total current assets	212,204	274,429

LONG-TERM ASSETS:
Marketable securities	14,450	38,289
Restricted deposits	2,509	-
Property and equipment, net	28,246	14,502
Operating lease right-of-use assets, net	26,523	-
Total long-term assets	71,728	52,791

Total assets	$283,932	$327,220

CURRENT LIABILITIES:
Trade payables	$5,383	$5,764
Advances from customers and deferred revenues	1,243	196
Employees and payroll accruals	9,879	8,997
Accrued expenses and other current liabilities	8,969	6,708
Operating lease liabilities	2,557	-
Total current liabilities	28,031	21,665

LONG-TERM LIABILITIES:

Advances from customers and deferred revenues	3,804	4,517
Other liabilities	-	597
Operating lease liabilities	29,913	-
Warrants liability	1,275	1,639
Total long-term liabilities	34,992	6,753

SHAREHOLDERS' EQUITY:
Ordinary Shares of no-par value	-	-
Additional paid-in capital	698,422	683,764
Accumulated deficit	(477,513)	(384,962)
Total shareholders' equity	220,909	298,802
Total liabilities and shareholders' equity	$283,932	$327,220

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands
	Nine Months Ended September 30,		Three Months Ended September 30,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net loss	$(92,551)	$(119,641)	$(34,205)	$(26,431)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	5,929	2,024	1,737	699
Remeasurement of warrants liability	(335)	(2,744)	454	(3,589)
Increase in accrued interest on bank deposits	(567)	-	(322)	-
Remeasurement of marketable securities	844	-	137	-
Share-based compensation	14,097	59,827	4,932	8,165
Foreign exchange loss (gain), net	1,421	(137)	201	(80)
Decrease (increase) in prepaid expenses and other assets	(289)	(1,136)	2,897	4,612
Decrease (increase) in trade receivables	(265)	1,373	297	866
Increase in inventory	(452)	(2,447)	(57)	(947)
Changes in operating lease assets and liabilities, net	5,483	-	5,913	-
Decrease in trade payables	(381)	(4,361)	(441)	(7,131)
Increase in accrued expenses and other liabilities	283	1,344	1,468	474
Increase (decrease) in employees and payroll accruals	882	2,143	1,440	(2,019)
Increase (decrease) in advances from customers and deferred revenues	334	570	91	(968)
Net cash used in operating activities	(65,567)	(63,185)	(15,458)	(26,349)
Cash flows from investing activities:
Purchase of property and equipment	(17,739)	(2,998)	(12,713)	(864)
Investment in bank deposits	(79,500)	(215,000)	(29,500)	(20,000)
Withdrawal of bank deposits	175,000	30,000	40,000	30,000
Decrease (increase) in restricted deposits	(2,633)	56	(53)	55
Net cash provided by (used in) investing activities	75,128	(187,942)	(2,266)	9,191
Cash flows from financing activities:
Cash received from Transactions, net of issuance cost	-	122,728	-	-
Issuance of ordinary shares, net of issuance cost	-	217,343	-	-
Proceeds from exercise of options	507	690	214	222
Repayment of loans	-	(179)	-	(46)
Net cash provided by financing activities	507	340,582	214	176
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,293)	216	(171)	196
Increase (decrease) in cash, cash equivalents and restricted cash	8,775	89,671	(17,681)	(16,786)
Cash, cash equivalents and restricted cash at beginning of the period	24,541	50,766	50,997	157,223
Cash, cash equivalents and restricted cash at end of the period	$33,316	$140,437	$33,316	$140,437